December 15, 2005

Mr. Bradley D. Edson
President and Chief Executive Officer
NutraCea
1261 Hawk`s Flight Court
El Dorado Hills, CA 95762

Re:	NutraCea
		Registration Statement on Form SB-2
      Filed November 21, 2005
	File No. 333-129839

	Form 10-KSB for the Fiscal Year Ended December 31, 2004
	Filed March 31, 2005
	File No. 0-32565

Form 10-QSB for the Fiscal Quarters Ended March 31, 2005, June 30, 2005 and September 30, 2005
Filed May 10, 2005, August 15, 2005 and November 14, 2005

Dear Mr. Edson:

      We have limited our review of the above filings to only the areas upon which we have issued comments. Where indicated, we think you should revise your documents in response to these comments.
If
you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

General

1. Please note that we will monitor your pending registration statement on Form SB-2 for compliance with our comments issued on your Exchange Act periodic reports. We will not be in a position to declare the pending registration statement effective until all comments have been addressed.
2. We are in receipt of your pending Confidential Treatment Request filed with respect to your Form 10-KSB on April 14, 2005. We will issue comments, if any, under separate cover.

Selling Security Holders, page 61

3. Is any selling shareholder a registered broker-dealer or affiliate of a registered broker-dealer? If a registered broker-dealer, please identify the selling shareholder as an underwriter unless the securities you are registering on its behalf compensated the shareholder for investment banking services. If any selling shareholder is an affiliate of a registered broker-dealer, please confirm to us that the shareholder purchased the securities you are registering on its behalf in the ordinary course of business, and that at the time of the purchase of the securities to be resold, the shareholder had no agreements or understandings, directly or indirectly, with any party to distribute the securities. Otherwise, identify the selling shareholder as an underwriter. We may have additional comments.
4. Please disclose the natural persons who exercise voting and/or dispositive powers with respect to the securities to be offered for resale by each of the selling shareholders. See Interpretation I.60 of the July 1997 manual of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.
Where You Can Find More Information, page 64
5. Please revise to include the SEC`s new address.
Form 10-KSB for the Fiscal Year Ended December 31, 2004
6. If you choose to define disclosure controls and procedures, please ensure to include the entire definition. See Exchange Act Rules 13a-
15(e) and 15d-15(e). Also, ensure this language appears in each Form
10-QSB cited above and all future filings.
Forms 10-QSB

7. This section indicates that "[t]here have been no significant changes in NutraCea`s internal controls over financial reporting or in other factors which occurred during the quarter covered by this report...."  Consistent with the requirements of Item 308(c) of
Regulation S-B, please revise to state, if true, that there have not been "any changes," as opposed to "significant changes." Consult the last paragraph of section II.F.3. found in Release No. 33-8238 for additional guidance. Also, ensure this language appears in each Form
10-QSB cited above and all future filings.
Closing Comments

      As appropriate, please amend the above filings in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Jason Wynn at (202) 551-3756 or me at (202)
551-
3685 with any questions. Direct all correspondence to the following
ZIP code:  20549-7010.

									Sincerely,


									Tangela S. Richter
									Branch Chief


      cc:  J. Wynn

            via facsimile
      Christopher V. Chediak, Esq. and Mike De Angelis, Esq.
      Weintraub Genshlea Chediak Law Corporation
      (916) 446-1611
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Mr. Bradley D. Edson
NutraCea
December 15, 2005
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF CORPORATION FINANCE
     MAIL STOP 7010